09057466

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65554

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fixed Income Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Park Boulevard, Suite 1325
(No. and Street)

Itasca	Illinois	60143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul V. Houriet — 630-315-3050
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul V. Houriet , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fixed Income Capital Partners LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
19th day of February 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Paul V. Houriet Jr.
Signature

Executive Vice President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

Independent Auditor's Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statements 3 - 5

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Fixed Income Capital Partners LLC

We have audited the accompanying statement of financial condition of Fixed Income Capital Partners LLC (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fixed Income Capital Partners LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2009

Fixed Income Capital Partners LLC

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	38,127
Receivable from clearing broker		2,352,208
Securities owned, at fair value		2,499,275
Furniture and equipment, less accumulated depreciation of $209,901		140,169
Other assets		49,314
Total assets	$	5,079,093
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	321,672
Members' equity		4,757,421
Total liabilities and members' equity	$	5,079,093

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: Fixed Income Capital Partners LLC (the Company) buys and sells fixed income securities on a principal basis for institutional customers located throughout the United States, and clears all transactions through a clearing broker on a fully disclosed basis. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as an Illinois limited liability company in August 2002, and commenced operations in February 2003.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash on deposit and highly liquid investments with original maturity of three months or less at the date of acquisition are considered cash equivalents.

Securities Owned and Income Recognition: Securities transactions and the related revenue and expenses, and revenue from principal transactions are recorded on a trade-date basis. Securities owned are stated at fair value with the related changes in unrealized appreciation or depreciation reflected in principal transactions.

Furniture and Equipment: Furniture and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Recently Issued Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. While Management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Note 2. Receivable from Clearing Broker and Securities Owned

At December 31, 2008, the Company has cash deposits and securities owned at the clearing broker consist of $2,352,208.

Note 3. Fair Value Measurements

On January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements,* (SFAS 157), which establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs would be developed based on the best information available in the circumstances and may include the Company's own data.)

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2008, securities owned, which consist of U.S. Government securities and other cash equivalents that trade in active markets and are valued using quoted active market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within level 1 of the fair value hierarchy.

The following summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2008 using the fair value hierarchy of SFAS 157:

Description	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash equivalents	
Money market fund	$ 18,127
Securities owned	
U.S. Treasury Bills	2,499,275
	$ 2,517,402

Note 4. Commitments

The Company leases office space under an operating lease that expires September 30, 2009. At December 31, 2008, the minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are $74,610.

Note 5. Profit Sharing Plan

The Company has a profit sharing plan that covers all employees. Under the provisions of the plan, the Company may elect to make discretionary contributions to the plan.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 7. Market and Credit Risk

The Company buys and sells fixed income securities on a principal basis for institutional customers and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers and counterparties in meeting contracted obligations. Any potential contingent liability under the clearing agreement cannot be estimated. The Company has not recorded any contingent liability associated with the guarantee of customers' or counterparties' performance in the financial statements and management believes that any potential requirement to make payments under this guarantee is remote.

In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of these counterparties.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital of approximately $4,555,000, which was $4,455,000 in excess of its required capital of $100,000. The Company's net capital ratio was 0.07 to 1.